Bradford & Bingley

03 FEB 24 AM 7:21

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In reply please quote

Office of International Corporate Finance
Stop 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 2054
USA

03003954

SUPPL

Tel. 01274 806106

10 February 2003

Dear Sir

US Home Filing Exemption (12g3-2(b)) – Re 82-5154

Please find enclosed documents/announcements released by Bradford & Bingley plc to the equity securities market in the UK.

Enclosed is a copy of this letter which I should be grateful if you could return in the self addressed envelope to confirm receipt.

Yours faithfully,

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Phil Kershaw
Deputy Company Secretary

PO Box 88, Crossflatts, Bingley, West Yorkshire BD16 2UA
Telephone 01274 555555 Fax 01274 554422 www.bbg.co.uk

Re 82-5154

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

05 FEB 24 PM 7:21

1. Name of company

Bradford & Bingley plc

2. Name of shareholder having a major interest

Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

In respect of the shareholder named in 2. above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Ltd A/C 914945	85,453
HSBC Global Custody Nominee (UK) Ltd A/C 775245	3,133,518
HSBC Global Custody Nominee (UK) Ltd A/C 357206	15,366,917
HSBC Global Custody Nominee (UK) Ltd A/C 866203	904,300
HSBC Global Custody Nominee (UK) Ltd A/C 916681	34,700
HSBC Global Custody Nominee (UK) Ltd A/C 754612	200,018
HSBC Global Custody Nominee (UK) Ltd A/C 360509	642,200

5. Number of shares / amount of stock acquired

20,367,106

6. Percentage of issued class

3.10%

7. Number of shares / amount of stock disposed

N/a

8. Percentage of issued class

N/a

9. Class of security

Ordinary 25 pence shares

10. Date of transaction

Not known

11. Date company informed

30 January 2003

12. Total holding following this notification

20,367,106

13. Total percentage holding of issued class following this notification

3.10%

14. Any additional information

15. Name of contact and telephone number for queries

Phil Kershaw 01274 806106

16. Name and signature of authorised company official responsible for making this notification

Phil Kershaw

Date of notification

30 January 2003